New Growth Brands, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year Ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
New Growth Brands, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 28, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	1,583,473
Accounts Receivable	7,011
Inventory	111,612
Total Current Assets	1,702,096
TOTAL ASSETS	1,702,096
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	1,446
Accounts Payable - Related Party	1,879,998
Accrued Expenses	20,480
Accrued Interest - Related Party	14,608
Other Liabilities	56
Total Current Liabilities	1,916,588
Long-term Liabilities	
Convertible Notes - Related Party	1,550,000
Total Long-Term Liabilities	1,550,000
TOTAL LIABILITIES	3,466,588
EQUITY	
Common Stock	398
Accumulated Deficit	(1,764,890)
Total Equity	(1,764,492)
TOTAL LIABILITIES AND EQUITY	1,702,096

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 4/26/2022 (Inception)	-	-	-	-	-
Issuance of Common Stock	3,980,995	398	-	-	398
Net Income (Loss)	-	-	-	(1,764,890)	(1,764,890)
Ending Balance at 12/31/2022	3,980,995	398	-	(1,764,890)	(1,764,492)

Statement of Operations

	Year Ended December 31, 2022
Revenue	42,117
Cost of Revenue	24,239
Gross Profit	17,878
Operating Expenses	
Advertising and Marketing	138,610
General and Administrative	757,893
Payroll Expenses	869,885
Rent and Lease	1,773
Total Operating Expenses	1,768,160
Operating Income (loss)	(1,750,282)
Other Expenses	
Interest Expense	14,608
Total Other Expenses	14,608
Earnings Before Income Taxes	(1,764,890)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(1,764,890)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(1,764,890)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	21,926
Accounts Payable - Related Party	1,879,998
Inventory	(111,612)
Accounts Receivable	(7,011)
Accrued Interest - Related Party	14,608
Other	56
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,797,965
Net Cash provided by (used in) Operating Activities	33,075
FINANCING ACTIVITIES	
Convertible Notes - Related Party	1,550,000
Common Stock	398
Net Cash provided by (used in) Financing Activities	1,550,398
Cash at the beginning of period	-
Net Cash increase (decrease) for period	1,583,473
Cash at end of period	1,583,473

New Growth Brands, Inc.
Notes to the Unaudited Financial Statements
December 31, 2022

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

New Growth Brands, Inc. ("the Company") incorporated in the State of Delaware on April 26, 2022. The Company develops and markets consumer products incorporating minor cannabinoids that are cannabis and nicotine free. The Company's registered office is in Fort Worth, Texas.

The Company is currently conducting a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with US generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

The Company had an inventory balance of $111,612 as of December 31st, 2022, consisting of raw materials of $61,079 and finished goods of $50,533.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value	
Nonvested shares, April 26, 2022 (Inception)			
Granted	447,370	$	-
Vested	-447,370	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2022	-	$	-

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	
Total options outstanding, April 26, 2022 (Inception)	-	$	-
Granted	789,111	$	-
Exercised	-	$	-
Expired/cancelled	-	$	-
Total options outstanding, December 31, 2022	789,111	$	-
Options exercisable, December 31, 2022	80,125	$	-

	Nonvested Options	Weighted Average Fair Value	
Nonvested options, April 26, 2022 (Inception)			
Granted	789,111	$	-
Vested	-80,125	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2022	708,986	$	-

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses ("NOL") has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had accounts payables in the amount of $1,879,998 related to expenses incurred by the Company for which it owed an affiliated company, which is also a 25% owner of the Company. The Company is in a service agreement with this affiliated company in which the payables are only due upon the Company raising at least $1,000,000.

The Company has entered into convertible note agreements totaling $1,550,000 for the purposes of funding operations with the same company listed above. The interest on the notes was 8%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event with a valuation cap of $12,000,000. The Company had accrued interest of $14,608 related to the convertible notes as of December 31st, 2022. The Company expects to issue further convertible notes as part of their crowdfunding campaign under regulation CF.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions for details of convertible notes entered into with an affiliated company.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	$1,550,000
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is authorized to issue 10,000,000 shares of Common Stock, with a par value of $0.0001.

As of December 31, 2022, the Company had issued 3,980,995 shares of Common Stock.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 28, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying Statement of Financial Position has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized a loss, incurred negative working capital, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.